

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Ting Kin Cheung
Chief Executive Officer
Plutus Financial Group Limited
8/F, 80 Gloucester Road
Wan Chai, Hong Kong

  Re: Plutus Financial Group Limited
    Registration Statement on Form F-1
    Filed January 31, 2024
    File No. 333-276791

Dear Ting Kin Cheung:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Executive Compensation, page 125

1. Please update your disclosure to include the compensation information for the fiscal year ended December 31, 2023.

Cayman Islands Taxation, page 139

2. Please revise this section to state that it is the opinion of Harney Westwood & Riegels. Similarly, please revise your disclosure regarding the Description of Share Capital to identify which parts of the disclosure are the opinion of Harney Westwood & Riegels.

Taxation
Hong Kong Profits Taxation, page 140

3. Please revise the disclosure in this section to state, if true, that it is the opinion of CFN Lawyers.

Exhibits and Financial Statement Schedules, page II-2

4. Please revise to include a consent for each opinion of counsel identified in the prospectus. In this regard, we note, for example, your disclosure that your PRC counsel, Sundial Law Firm, stated that you are not a domestic company under the Trial Measures and that the Trial Measures do not apply to your offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance